UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ABTECH HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00400H207
(CUSIP Number)

Golden Properties Ltd.
Hugo Neu Corporation
Tilly LLC
Wendy Joan Kelman-Neu
Steven Kohlhagen
Upen Bharwada
Donald R. Kendall
F. Daniel Gabel

 GOLDEN PROPERTIES LTD.
Suite 500-1177 West Hastings Street,
Vancouver, BC, V6E 2K3, Canada
(604) 689-1721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Golden Properties Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,018,388

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,018,388

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,018,388

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%

14	TYPE OF REPORTING PERSON
HC

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Hugo Neu Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
325,825

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
325,825

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,825

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
HC

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Wendy Joan Kelman-Neu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,984,427

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,984,427

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,427

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.16%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Tilly LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,473,455

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,473,455

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,473,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.65%

14	TYPE OF REPORTING PERSON
HC

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Steven Kohlhagen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,549

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,549

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Upen Bharwada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,334

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,334

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Donald R. Kendall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,895

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,895

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
F. Daniel Gabel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
681,819

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
681,819

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
681,819

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON
IN

Introduction

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by Golden Properties Ltd., Hugo Neu Corporation, Tilly LLC, Wendy Joan Kelman-Neu, Steven Kohlhagen, Upen Bharwada, Donald R. Kendall and F. Daniel Gabel on December 12, 2018 (the “Statement”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

This Amendment No. 1 is being filed solely to correct a clerical error in the Statement related to the number of shares beneficially owned by the following reporting persons: Hugo Neu Corporation, Tilly LLC, and Wendy Joan Kelman-Neu. Specifically, the Statement inaccurately reported the aggregate number of shares beneficially owned by Hugo Neu Corporation, Tilly LLC, and Wendy Joan Kelman-Neu as 226,849, 4,214,044, 342,814; the correct number of shares beneficially owned by the reporting person is 325,825, 2,473,455 and 1,984,427. The Statement is hereby amended to correct such inaccuracy.

Item 3.	Source and Amount of Funds or Other Consideration

To correct the clerical error discussed above, the first paragraph of Item 3 is hereby amended and restated as follows:

“On November 15, 2018, the Company’s management sent a letter to holders of various loans, including certain Reporting Persons, offering to convert the outstanding debt owed to such debt holder to shares of the Company’s Common Stock at a conversion price of $1.10 per share, and that such offer would expire on December 6, 2018. Thus, on December 6, 2018, Golden, Tilly, Wendy Joan Kelman-Neu and F. Daniel Gabel converted their loans to the Company into 6,348,499, 2,473,455, 1,984,427, and 681,819 shares of Common Stock, respectively.”

Item 5.	Interest in Securities of the Issuer

To correct the clerical error discussed above, paragraphs 2-4 of Item 5(a) are hereby amended and restated as follows:

“HN directly holds and has the sole voting and dispositive power over 325,825 shares of the Company’s Common Stock, which represents 1.62% of the Company’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. HN also has warrants for 12,700 shares; however, pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the warrants will be automatically cancelled and terminated. Wendy Joan Kelman-Neu is the primary beneficiary of HN and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by HN.

Tilly directly holds and has the sole voting and dispositive power over 2,473,455 shares of Abtech’s Common Stock, which represents 30% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Wendy Joan Kelman-Neu is the primary beneficiary of Tilly and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by Tilly.

Wendy Joan Kelman-Neu directly holds and has the sole voting and dispositive power over 1,984,427 shares of Abtech’s Common Stock which represents 2.45 % of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. She is also the primary beneficiary of HN and Tilly and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by HC and Tilly.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019	GOLDEN PROPERTIES LTD.

	By:	/s/ Alexander Lau
	Name:	Alexander Lau
	Title:	Vice- President

HUGO NEU CORPORATION

	By:	/s/ Wendy Joan Kelman-Neu
	Name:	Wendy Joan Kelman-Neu
	Title:	President

TILLY LLC

	By:	/s/ Wendy Joan Kelman-Neu
	Name:	Wendy Joan Kelman-Neu
	Title:	Sole Member and Manager

WENDY JOAN KELMAN-NEU

/s/ Wendy Joan Kelman-Neu

STEVEN KOHLHAGEN

/s/ Steven Kohlhagen

UPEN BHARWADA

/s/ Upen Bharwada

DONALD R. KENDALL

/s/ Donald R. Kendall

F. DANIEL GABEL

/s/ F. Daniel Gabiel